Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Uranium Energy Corp. for the registration of (i) common shares, (ii) debt securities, (iii) warrants to purchase common shares or debt securities, (iv) subscription receipts for common shares, debt securities, warrants or any combination thereof, or (v) any combination of common shares, debt securities, warrants or subscription receipts, for up to $200,000,000 in aggregate and to the incorporation by reference therein of our report dated October 14, 2019, with respect to the consolidated financial statements of Uranium Energy Corp., for the fiscal year ended July 31, 2019, included in its Annual Report (Form 10-K) for the year ended July 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Vancouver, Canada
May 14, 2021